March 18, 2016

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2015 Filed June 15, 2015

Form 10-Q/A for the Quarterly Period Ended September 30, 2015 Filed December 30, 2015 File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. (the "Company") hereby responds to the oral comments received from the SEC’s Staff on March 4, 2016 concerning the above referenced Company filings.

COMMENT NO. 1.

1.	Refer to our prior comment 1. Please revise your proposed policy disclosure to remove reference to fair value in determining your revenue recognition. This requirement was removed by ASU 2009-13. Refer to ASC 605-25-25-5.

RESPONSE.

The Company, in future filings, will include the following disclosure regarding revenue recognition:

The Company enters into licensing, manufacturing and development agreements which may include multiple revenue generating activities, including, without limitation, milestones, license fees, product sales and services. These multiple elements are assessed in accordance ASC 605-25 Revenue Recognition for Multiple-Element Arrangements in order to determine whether particular components of the arrangement represent separate units of accounting.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

An arrangement component is considered to be a separate unit of accounting if the deliverable relating to the component has value to the customer on a standalone basis, and if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the Company.

The Company recognizes payments received pursuant to a multiple revenue agreement as revenue, only if the related delivered item(s) have stand-alone value, with the arrangement being accordingly accounted for as a separate unit of accounting. If such delivered item(s) are considered to either not have stand-alone value, the arrangement is accounted for as a single unit of accounting, and the payments received are recognized as revenue over the estimated period of when performance obligations relating to the item(s) will be performed.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, it determines the period over which the performance obligations will be performed and revenue will be recognized. If it cannot reasonably estimate the timing and the level of effort to complete its performance obligations under a multiple-element arrangement, revenues are then recognized on a straight-line basis over the period encompassing the expected completion of such obligations, with such period being reassessed at each subsequent reporting period.

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price (the relative selling price method). When applying the relative selling price method, the selling price of each deliverable is determined using vendor-specific objective evidence of selling price, if such exists; otherwise, third-part evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, the Company uses its best estimate of the selling price for that deliverable when applying the relative selling price method. In deciding whether we can determine vendor-specific objective evidence or third-party evidence of selling price, the Company does not ignore information that is reasonably available without undue cost and effort.

When determining the selling price for significant deliverables under a multiple-element revenue arrangement, the Company considers any or all of the following, depending on information available or information that could be reasonably available without undue cost and effort: vendor-specific objective evidence, third party evidence or best estimate of selling price. More specifically, factors considered can include, without limitation and as appropriate, size of market for specific a product, number of suppliers and other competitive market factors, forecast market shares and gross profits, barriers/time frames to market entry/launch, intellectual property rights and protections, exclusive or non-exclusive arrangements, costs of similar/identical deliverables from third parties, contractual terms, including, without limitation, length of contract, renewal rights, commercial terms, profit allocations, and other commercial, financial, tangible and intangible factors that may be relevant in the valuation of a specific deliverable.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

COMMENT NO. 2.

2.	Refer to your response to our prior comment 3. Your proposed disclosures appear limited to revenues for your NDA and ANDA reportable segments. Please provide us proposed disclosures to be included in future periodic reports that include a measure of profit and loss by segment, in addition to other disclosures required by ASC-280-10-50-22 through 36.

RESPONSE.

The following are the proposed disclosures:

Note XX: Segment Results

FASB ASC 280-10-50, “Disclosure about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

The Company disaggregates its product revenues into the type of marketing authorization relating to each product, specifically the following two reportable segments:

1.ANDA’s for generic products; or

2.NDA’s for branded products.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

The following represents selected information for the Company’s reportable segments for the (enter periods here):

Columns for periods (as appropriate)
Revenues from external customers
ANDA
NDA

Adjusted income from continuing operations before income tax
ANDA
NDA

The table below provides reconciliations of the Company’s segment adjusted income from continuing operations before income tax, for the (enter periods here):

Columns for periods (as appropriate)
Total segment adjusted income from continuing operations before income tax

Corporate unallocated costs
Interest revenue
Interest expense
Depreciation and amortization expense
Unusual items as per ASC 225-20-45-16
Income tax expense or benefit
Significant noncash items other than depreciation and amortization expense
Other income
Other expense

Total income(loss) from continuing operations before income tax

Asset information is not reviewed or included within the Company’s internal management reporting. Accordingly, the Company has not disclosed asset information for each reportable segment.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

COMMENT NO. 3.

3.	Please represent to us that you will furnish your future earnings releases under item 2.02 of Form 8-K or tell us why you do not provide such filings.

RESPONSE.

Pursuant to Item 2.02(a) of Form 8-K, a Form 8-K is required to be filed “[i]f a registrant, or any person acting on its behalf, makes any public announcement or release (including any update of an earlier announcement or release) disclosing material non-public information regarding the registrant's results of operations or financial condition for a completed quarterly or annual fiscal period, …” (Emphasis added)

The Company’s practice is to issue earnings releases only after the relevant annual report on Form 10-K or Quarterly Report on Form 10-Q is filed. The Company does not believe that there is any “material non-public information” in its earnings releases. Accordingly, in such instances, the Company does not believe that it is required to file a Current Report on Form 8-K under Item 2.02. Should the Company believe that in future earnings releases there will be any material non-public information requiring disclosure under item 2.02, it plans on filing the requisite Form 8-K.

As required, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Carter Ward
Carter Ward, CFO

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

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